THE ALGER INSTITUTIONAL FUNDS
360 Park Avenue South
New York, New York  10010

July 27, 2016

VIA EDGAR

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C.  20549

Attn: Ashley Vroman-Lee

Re:                             The Alger Institutional Funds (File Nos.: 33-68124, 811-7986)

Registration Statement on Form N-1A

Ladies and Gentlemen:

On behalf of The Alger Institutional Funds (the “Trust”), on or about August 1, 2016 we plan to file pursuant to Rule 485(b) under the Securities Act of 1933, as amended (the “Securities Act”), Post-Effective Amendment No. 43 (the “Amendment”) under the Securities Act to the Trust’s Registration Statement on Form N-1A (the “Registration Statement”).  The Amendment will be marked to show changes made in response to comments of the staff (the “Staff”) of the Securities and Exchange Commission (the “SEC”) on Post-Effective Amendment No. 42 (“PEA 42”) under the Securities Act to the Registration Statement filed with the SEC on June 2, 2016 pursuant to Rule 485(a)(1) under the Securities Act in order to add a class of shares (Class Z-2 Shares) to Alger Small Cap Growth Institutional Fund (the “Fund”).  The Amendment will include an institutional prospectus for the Class Z-2 Shares of the Fund (the “ Prospectus”), a statement of additional information (“SAI”) for the Fund, and Part C, as did PEA 42.  The Prospectus will be incorporated into a combined Institutional Prospectus that will include Class I, R, Y, Y-2, Z and Z-2 Shares of funds in the Alger Family of Funds in a filing made pursuant to Rule 497 under the Securities Act.

Comments were provided by telephone to me by Ashley Vroman-Lee of the Staff on July 6, 2016.  For the convenience of the Staff, comments have been restated below in their entirety and the Trust’s response follows each comment.  Page references in the responses to the Prospectus, and SAI are to those filed as part of PEA 42.  Capitalized terms used but not defined herein have the meanings assigned to them in PEA 42.

FILING

1.                                      Staff Comment:  The Staff requested that we file a response as correspondence via EDGAR, and that we include a Tandy letter with the 485(b) filing.

Response:  We are filing this response letter, and will include a Tandy letter with the 485(b) filing for the Fund.

PROSPECTUS

Fund Fees and Expenses (page 1)

2.                                      Staff Comment:   Please confirm that the Board of Trustees of the Fund cannot terminate the expense reimbursement.  Please see Instruction 3(e) to Item 3 of Form N-1A.

Response:  We confirm that the Board of Trustees cannot terminate the expense reimbursement.  The fee waiver/expense reimbursement agreement between the Fund and its investment adviser, Fred Alger Management, Inc., states that “[t]his agreement may not be terminated during the time period indicated.”

3.                                      Staff Comment:   Please add the following language to the footnote regarding the expense reimbursement: “stated current limitation or limitation in effect at the time of the reimbursement.”

Response:  The requested change has been made, revised slightly in accordance with the language used by The Alger Funds II in the Rule 485(b) filing made on December 21, 2015 for the Alger Mid Cap Focus Fund, and our response to Staff comments included in that filing as correspondence (the “2015 Correspondence”).  The complete final sentence in the footnote now states:  “Fred Alger Management, Inc. may recoup reimbursed expenses during the one-year term of the expense reimbursement contract if the expense ratio falls below the stated limitation at the time of the reimbursement.”

Principal Investment Strategy (page 2)

4.                                      Staff Comment:   Please confirm that investment in foreign securities or investment in emerging markets securities is not a principal investment strategy of the Fund.

Response:  We confirm that the Fund does not consider investment in foreign securities or investment in emerging markets securities to be a principal investment strategy of the Fund. As of June 30, 2016, the Fund has 0.40% of its assets in non-U.S. securities.

Management (pages 4 and 10)

5.                                      Staff Comment:   Please confirm that Jill Greenwald and Amy Zhang are jointly responsible for day-to-day management of the Fund’s portfolio.  Additionally, while Jill Greenwald is on medical leave, please consider adding Dan C. Chung to the list of portfolio managers rather than listing him in the footnote.

Response:  We confirm that the portfolio managers listed in the Prospectus are jointly responsible for day-to-day management of the Fund’s portfolio, and we have added Dan C. Chung to the list of portfolio managers.

Introduction: The Alger Institutional Funds (pages 6)

6.                                      Staff Comment:  The Staff asked why only the Russell 2000 Growth Index was listed, and asked whether the S&P SmallCap 600 Index should also be listed in this section.

Response:  Although the S&P SmallCap 600 Index is used in addition to the Russell 2000 Growth Index to define the capitalization range of the Fund’s small cap securities, only the Russell 2000 Growth Index is used as the Fund’s benchmark in the Summary Section.  The S&P SmallCap 600 Index should not be listed in this section.

Investing in Midcap or Smallcap Companies (page 8)

7.                                      Staff Comment:  The Staff asked why in the Item 4 disclosure, the Prospectus stated that the Fund invested in small cap companies, but in the Item 7 disclosure, the Prospectus referred to midcap or smallcap companies.  The Staff requested that we reconcile the disclosure.

Response:  The requested change has been made.  The reference on page 8 is now to smallcap companies.

U.S. Government Securities (page 8)

8.                                      Staff Comment:  The Staff noted that disclosure regarding U.S. Government Securities was not included in the Item 4 disclosure, but was included in the Item 7 disclosure under the heading “Principal Investment Strategies and Related Risks.”  The Staff suggested that if this was not a principal investment strategy of the Fund, it be included under a different heading to avoid investor confusion.

Response:  The requested change has been made.  We have added an additional heading on page 8 entitled “Other Applicable Risks.”

Shareholder Information — Disclosure of Portfolio Holdings (page A-6)

9.                                      Staff Comment:  The Staff is concerned because they do not like selective disclosure of portfolio information.  The Prospectus states that certain information will be provided to shareholders who call to request it.  The Staff stated that requiring a phone call before providing disclosure makes the disclosure selective.  The Staff recommends that we post online any information provided to shareholders who requested information by telephone.

Response: We are slightly revising our response to this comment from the 2015 Correspondence.

Investment Company Release 26287, dated December 11, 2003 (the “Release”) makes clear that the SEC’s mandate in amending Form N-1A was to make a fund’s practices with respect to disclosure of portfolio holdings clear, and to reinforce the fund’s and investment adviser’s obligations to prevent the misuse of material non-public information.  In 2003, the SEC proposed these new rules to prevent the “selective disclosure by some fund managers of their funds’ portfolio holdings in order to curry favor with large investors.”  The Release further states that the SEC does not want a fund’s disclosure policies to apply differently to different categories of investors, “including individual investors, institutional investors, intermediaries that distribute the fund’s shares, third-party service providers, and affiliated persons of the funds.”

The policy stated in the Fund’s Prospectus was drafted with the Release’s guidance in mind. By disclosing in the Prospectus what information we provide, and offering to provide it, or other specifically requested information, to any shareholder who calls to request it, we are eliminating any advantage given to larger investors.  Our intent is to be anything but selective, because we are not making distinctions based on the level of investment.  Our understanding of the Release is that preference must not be given to larger investors in the provision of non-public information.  The selective nature of the disclosure that led to the adoption of the Release had less to do with the method of obtaining the information than a distinction in the access shareholders had to information based on asset levels.

We believe that listing all the different types of information we have been asked to provide to shareholders, and offering to make that same information available to any shareholder who requests it

(regardless of the nature of the shareholder or the level of the shareholder’s investment in the Fund) is the most transparent practice possible, and is not selective at all.

SAI

Investment Strategies and Policies — Master Limited Partnerships (page 10)

10.                               Staff Comment:   The Staff requested that we confirm supplementally that investment in Master Limited Partnerships is not a principal investment strategy of the Fund, and noted that we should consider adding line items for current income expense and deferred income expense in the Fund Fees and Expenses table, if appropriate.  The Staff also suggested that we consider adding disclosure regarding the risks of investments in the energy sector, and that we confirm that our tax risk disclosure is current if the Fund invests in Master Limited Partnerships.

Response:  We confirm that investment in Master Limited Partnerships is not a principal investment strategy of the Fund.  The Fund did not hold any investments in Master Limited Partnerships during the fiscal year ended October 31, 2015, or the semi-annual period ended April 30, 2016.  The Fund does not currently own any Master Limited Partnerships.

Should members of the Staff have any questions or comments regarding the Amendment, they can contact me at 212.806.8833 or lmoss@alger.com.

Very truly yours,

/s/ Lisa A. Moss
Lisa A. Moss

cc:                                Hal Liebes, Esq.